DIAMYD
MEDICAL

August 17, 2007

07026297

RECEIVED
2007 AUG 28 A 8:49

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE, Room 3628
Washington, DC 20549
USA
Attention: Rule 12g3-2(b) Exemptions

SUPPL

Re: Amendment to exemption Rule 12g3-2(b) (File No 82-34956) for Diamyd Medical AB

We hereby submit an application for an amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents at Diamyd Medical AB:s website **www.diamyd.com**.

Kindly acknowledge receipt of this letter and send your answer to our request by e-mail to cecilia.driving@diamyd.com or to the address below.

Yours sincerely,

Cecilia Driving
CFO

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

8/29

END

Diamyd Medical AB (publ) • Linnégatan 89 B 5th floor • SE-115 23 Stockholm • Sweden
Tel +46 8 661 00 26 • Fax +46 8 661 63 68 • www.diamyd.com • VAT SE556530142001